UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated November 1, 2012

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

The following document is being submitted herewith:

•	Press Release dated October 24, 2012.

•	Press Release dated October 25, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date: November 1, 2012	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

2

NEWS RELEASE

Enbridge posts 2012 Corporate Social Responsibility Report

CALGARY, Alberta – October 24, 2012 – Enbridge Inc. (TSX:ENB) (NYSE:ENB) today released its 2012 Corporate Social Responsibility (CSR) Report, providing details on the company’s non-financial sustainability performance in 2011 and significant events that took place in the first half of 2012.

“Our annual CSR reports give us an opportunity to share with our stakeholders important information about our environmental and social performance, as well as the economic benefits we provide to communities,” said Al Monaco, President and Chief Executive Officer.

Enbridge takes CSR seriously and has been recognized for its CSR performance by rating organizations including the Dow Jones Sustainability Indices (World and North American), the Financial Times/London Stock Exchange (FTSE4Good) and Corporate Knights (Global 100 Most Sustainable Large Corporations in the World and Best 50 Corporate Citizens in Canada).

“As a leader in energy delivery, CSR is the bedrock on which we’re building Enbridge’s long-term sustainability,” Mr. Monaco continued. “It guides how we operate and grow our business – whether we’re talking about our delivery of oil and refined products, distribution of natural gas to customers, or generation of electricity from renewable and alternative sources.”

Enbridge’s 2012 CSR Report is web-based and available on Enbridge’s website at www.csr.enbridge.com. It highlights the areas that are most material to Enbridge’s operations: pipeline integrity, health and safety, the environment, community relations, and the economic benefits we provide to communities. The report also includes scorecards that outline Enbridge’s key economic, environmental and social objectives and results.

The report was prepared using the Global Reporting Initiative (GRI) G3.1 sustainability reporting guidelines. These guidelines are intended to serve as a generally accepted framework for reporting on an organization’s economic, environmental and social performance. The GRI guidelines contain general and sector-specific content that has been agreed on by a wide range of stakeholders around the world to be generally applicable for reporting an organization’s sustainability performance.

About Enbridge Inc.

Enbridge Inc. is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 1,000 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers and one of Canada’s Top 100 Employers for 2013. Enbridge is included on the 2012/2013 Dow Jones Sustainability World Index and the Dow Jones Sustainability North America Index and is also a constituent of the 2012/2013 FTSE4Good Index Series. Enbridge is also featured on the 2012 Carbon Disclosure Leadership Index. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jennifer Varey Media (403) 508-6563 (888) 992-0997 Email: jennifer.varey@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com

NEWS RELEASE

Enbridge Inc. to Webcast 2012 Third Quarter Financial Results

CALGARY, Alberta, October 25, 2012 – Enbridge Inc. (TSX, NYSE: ENB) will host a webcast conference call to discuss its 2012 third quarter financial results on Wednesday, November 7.

Webcast Information

Enbridge Inc. 2012 Third Quarter Financial Results Conference Call

Date:	Wednesday, November 7, 2012
Time:	7:00 a.m. Mountain Time / 9:00 a.m. Eastern Time

Webcast Registration: sign-up

Conference Call Information

Dial-in # (Audio only – please dial in 10 minutes ahead if not pre-registered)

North America: 1-888-679-8038

Outside North America: +617-213-4850

Participant Passcode: 82312523

Pre-Registration for Conference Call

For participants wishing to pre-register for the conference call, please click on this link.

Pre-registration is not mandatory, but is recommended as it provides immediate entry into the call and facilitates the timely start of the conference. Once pre-registration is completed you will receive online confirmation with a passcode and PIN. This information should be noted or copied into your calendar as you will be prompted for this information when dialing in on the day of the event.

Replay Information

A webcast replay and Mp3 file will be available approximately two hours after the conclusion of the event and a transcript will be posted to the website within approximately 24 hours.

Audio Replay # (Available for 7 days after call)

North America: 1-888-286-8010

Outside North America: +617-801-6888

Replay Passcode: 34744052

The conference call will cover the Company’s most recent financial results and may contain forward-looking statements. When used in the call, words such as “anticipate”, “expect”, “project”, and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities law and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

About Enbridge Inc.

Enbridge Inc. is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 1,000 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers and one of Canada’s Top 100 Employers for 2013. Enbridge is included on the 2012/2013 Dow Jones Sustainability World Index and the Dow Jones Sustainability North America Index and is also a constituent of the 2012/2013 FTSE4Good Index Series. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc. - Investment Community	Enbridge Inc. – Media

Jody Balko	Jennifer Varey
(403) 231-5720	(403) 508-6563/(888) 992-0997
Email: jody.balko@enbridge.com	Email: jennifer.varey@enbridge.com